CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee[1]

Capital Protected Notes	$5,000,000	$535.00

(1) Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees of $2,652,225.08 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-129243) filed by Morgan Stanley on October 25, 2005 and have been carried forward. The $535.00 fee with respect to the $5,000,000 Notes sold pursuant to this registration statement is offset against those filing fees, and $1,280,456.76 remains available for future registration fees. No additional fee has been paid with respect to this offering.

PROSPECTUS Dated January 25, 2006	Pricing Supplement No. 80
PROSPECTUS SUPPLEMENT	Registration Statement No. 333-131266
For Capital Protected Notes	Dated July 17, 2006
Dated March 14, 2006	Rule 424(b)(2)

GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Notes

Capital Protected Notes due July 24, 2009
Based on the Value of the Nikkei 225® Index

The Capital Protected Notes due July 24, 2009 Based on the Value of the Nikkei 225® Index, which we refer to as the notes, are senior unsecured obligations of Morgan Stanley, will pay no interest and will have the terms described in the prospectus supplement for capital protected notes and the prospectus, as supplemented or modified by this pricing supplement. At maturity, we will pay per note the principal amount of $1,000 plus a supplemental redemption amount, if any, based on the increase, if any, in the value of the Nikkei 225 Index.

Final Terms:

Underlying index:	Nikkei 225 Index
Underlying index publisher:	Nihon Keizai Shimbun, Inc. (“Nikkei”)
Aggregate principal amount:	$5,000,000
Pricing date:	July 17, 2006
Original issue date (settlement date):	July 24, 2006
Maturity date:	July 24, 2009, subject to postponement in the event of certain market disruption events
Issue price (principal amount per note):	$1,000 per note
Interest rate:	None
Denominations:	$1,000 (and integral multiples thereof)
Principal protection level:	100%
Bull notes or bear notes:	Bull notes
Payment at maturity:	$1,000 plus the supplemental redemption amount, which may be zero
Supplemental redemption amount:	The product of $1,000 times the participation rate times the index percent change; provided that the supplemental redemption amount will not be less than zero.
Participation rate:	107%
Index percent change:	The percentage by which the final index value exceeds the initial index value, calculated as follows: (final index value – initial index value) / initial index value
Initial index value:	14,437.24, the index closing value on July 18, 2006, the trading day immediately following the pricing date.
Final index value:	The index closing value on the determination date
Determination date:	July 22, 2009
Call right:	The notes are not callable prior to maturity
Listing:	None
CUSIP:	61748A486

The notes involve risks not associated with an investment in ordinary debt securities. See “Risk Factors” beginning on PS-5.
The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

PRICE $1,000

	Price to	Agent’s	Proceeds to
	Public	Commissions(1)	Company

Per Note	$1,000	$10.00	$990.00
Total	$5,000,000	$50,000	$4,950,000
(1) For additional information, see “Plan of Distribution” in the prospectus supplement for capital protected notes.

MORGAN STANLEY

Where You Can Find More Information

     Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for capital protected notes) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement for capital protected notes and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Morgan Stanley will arrange to send you the prospectus and the prospectus supplement for capital protected notes if you so request by calling toll-free 1-800-584-1649.

You may access these documents on the SEC web site at www.sec.gov as follows:

  Prospectus Supplement for Capital Protected Notes dated March 14, 2006:
  http://sec.gov/Archives/edgar/data/895421/000095010306000523/dp02252_424b2.txt

  Prospectus dated January 25, 2006:
  http://sec.gov/Archives/edgar/data/895421/000095010306000145/jan2506_424b2.txt

     Terms used in this pricing supplement are defined in the prospectus supplement for capital protected notes or in the prospectus. As used in this pricing supplement, the “Company,” “we,” “us,” and “our” refer to Morgan Stanley.

Payment at Maturity

     100% principal protection. At maturity, we will pay you at least $1,000, plus the supplemental redemption amount, if any.

     The Supplemental Redemption Amount based on the underlying index. The supplemental redemption amount will be equal to the product of $1,000 times the participation rate times the percentage, if any, by which the final index value exceeds the initial index value. If the final index value is greater than the initial index value, the supplemental redemption amount will be calculated as follows:

supplemental redemption amount	=	$1,000	x	participation rate	x	(final index value – initial index value) initial index value where,

participation rate	=	107%
initial index value	=	14,437.24, the index closing value on July 18, 2006, the trading day immediately following the pricing date
final index value	=	the index closing value as determined on the determination date

If the final index value is less than or equal to the initial index value, the supplemental redemption amount will be zero.

Hypothetical Payouts on the Capital Protected Notes

     Presented below are hypothetical examples showing how the payout on the notes at maturity, including the supplemental redemption amount, is calculated.

Example #1:

The final index value is 50% greater than the initial index value.

Participation rate:	107%
Initial index value:	14,437.24
Hypothetical final index value:	21,655.86

Supplemental redemption amount per note	=	$1,000	x	21,655.86 – 14,437.24 14,437.24	x	107%	=	$535

     In the example above, the total payout at maturity per note will equal $1,535, which is the sum of the principal amount of $1,000 and a supplemental redemption amount of $535

Example #2:

The final index value is 50% lower than the initial index value.

Participation rate:	107%
Initial index value:	14,437.24
Hypothetical final index value:	7,218.62

     In the example above, because the final index value is less than the initial index value, there is no supplemental redemption amount. However, you will receive the principal amount of $1,000 for each note at maturity, even though the simple index return declines 50% over the term of the notes.

     The supplemental redemption amount, if any, is based on the final index value, which is equal to the index closing value on the determination date. The prospectus supplement for capital protected notes includes examples of the hypothetical payout calculations that are intended to illustrate the effect of the participation rate on each $1,000 principal amount of notes for specified final index values on the amount payable to you at maturity beginning on page S-9 of the prospectus supplement for capital protected notes.

The Underlying Index

     For a description of the underlying index to which the notes will be linked, including license agreement and historical information, see “Annex A—Underlying Index,” attached to this pricing supplement.

Use of Proceeds and Hedging

     The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the notes through one or more of our subsidiaries.

     On or prior to the index business day immediately following the date of this pricing supplement, we, through our subsidiaries or others, hedged our anticipated exposure in connection with the notes by taking positions in the stocks comprising the underlying index and in futures and options contracts on the underlying index. Such purchase activity could have increased the value of the underlying index, and, therefore, have increased the value at which the underlying index must close on the determination date before you would receive at maturity a payment that exceeds the principal amount of the notes. For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the prospectus supplement for capital protected notes.

Risk Factors

     The notes involve risks not associated with conventional debt securities, some of which are briefly summarized below:

     The notes may not pay more than the principal amount at maturity. If the final index value is less than or equal to the initial index value, you will receive only the principal amount of $1,000 for each note you hold at maturity.

     The notes do not pay interest. Because the supplemental redemption amount due at maturity may equal zero, the return on your investment in the notes (the effective yield to maturity) may be less than the amount that would be paid on an ordinary debt security.

     Secondary trading may be limited. There may be little or no secondary market for the notes. You should be willing to hold your notes to maturity.

     Market price of the notes will be influenced by many unpredictable factors. Several factors, many of which are beyond our control, will influence the value of the notes in the secondary market and the price at which MS & Co. may be willing to purchase or sell the notes in the secondary market, including: the value of the underlying index at any time and, in particular, on the determination date, the volatility of the underlying index, interest and yield rates in the market, geopolitical conditions and economic, financial, political and regulatory or judicial events, the time remaining to the maturity of the notes, the dividend rate on the stocks comprising the underlying index and our creditworthiness.

     The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase the notes in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the notes, as well as the projected profit included in the cost of hedging our obligations under the notes.

     Investing in the notes is not equivalent to investing in the underlying index. Investing in the notes is not equivalent to investing in the underlying index or its component stocks. See “Hypothetical Payouts on the Capital Protected Notes” above.

     Adjustments to the underlying index could adversely affect the value of the notes. The underlying index publisher can add, delete or substitute the stocks underlying the underlying index, and can make other methodological changes that could change the value of the underlying index. The underlying index publisher may discontinue or suspend calculation or publication of the underlying index at any time. In these circumstances, MS & Co., as the calculation agent, will have the sole discretion to substitute a successor index that is comparable to the discontinued underlying index and is not precluded from considering indices that are calculated and published by MS & Co. or any of its affiliates. Any of these actions could adversely affect the value of the notes.

     You have no shareholder rights. As an investor in the notes, you will not have voting rights to receive dividends or other distributions or any other rights with respect to the stocks that comprise the underlying index.

      There are risks associated with investments in securities indexed to the value of foreign equity securities. Investments in securities indexed to the value of foreign equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross-shareholdings in companies in certain countries. Foreign companies are subject to accounting, auditing and financial reporting standards and requirements different from those applicable to U.S. reporting companies.

     The economic interests of MS & Co., as the calculation agent and of MS & Co. and other affiliates of ours that will carry out hedging activities related to the notes or that trade in the component stocks of the underlying index or other instruments related to the underlying index are potentially adverse to your interests as an investor in the notes. The hedging or trading activities of our affiliates on or prior to the index business day immediately following the date of this pricing supplement and on the determination date could adversely affect the index value and, as a result, could decrease the amount you may receive on the notes at maturity. Any of these hedging or trading activities on or prior to the index business day immediately following the date of this pricing supplement could have affected the initial index value and, as a result, could have increased the value at which the underlying index must close on the determination date before you receive a payment at maturity that exceeds the principal amount on the notes. Additionally, such hedging or trading activities during the term of the notes could potentially affect the value of the underlying index on the determination date and, accordingly, the amount of cash you will receive at maturity.

     For further discussion of these and other risks you should read the section entitled “Risk Factors” beginning on S-12 of the prospectus supplement for capital protected notes. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

ERISA

      See “ERISA–Other Capital Protected Notes” in the prospectus supplement for capital protected notes.

United States Federal Taxation

     The notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to U.S. Holders.” Under this treatment, if you are a U.S. taxable investor, you will generally be subject to annual income tax based on the “comparable yield” (as defined in the accompanying prospectus supplement) of the notes, regardless of whether any stated interest is payable on the notes. In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the notes generally will be treated as ordinary income. We have determined that the “comparable yield” will be a rate of 5.6090% per annum compounded semi-annually. Based on our determination of the comparable yield, the “projected payment schedule” for a note (assuming an issue price of $1,000) consists of a projected amount equal to $1,180.62 due at maturity. You should read the discussion under “United States Federal Taxation” in the accompanying prospectus supplement concerning the U.S. federal income tax consequences of investing in the notes.

     The following table states the amount of original issue discount (“OID”) (without taking into account the actual payment received at maturity) that will be deemed to have accrued with respect to a note for each accrual period (assuming a day count convention of 30 days per month and 360 days per year), based upon the comparable yield set forth above.

		TOTAL OID
	OID	DEEMED TO
	DEEMED TO	HAVE ACCRUED
	ACCRUE	FROM ORIGINAL
	DURING	ISSUE DATE (PER
	ACCRUAL	NOTE) AS OF END
	PERIOD (PER	OF ACCRUAL
PERIOD	NOTE)	PERIOD

Original Issue Date through December
31, 2006	$24.3057	$24.3057
January 1, 2007 through June 30, 2007	$28.7267	$53.0324
July 1, 2007 through December 31, 2007	$29.5323	$82.5647
January 1, 2008 through June 30, 2008	$30.3605	$112.9252
July 1, 2008 through December 31, 2008	$31.2120	$144.1372
January 1, 2009 through June 30, 2009	$32.0873	$176.2245
July 1, 2009 through July 24, 2009	$4.3983	$180.6228

     The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of U.S. Holders’ accruals of OID and adjustments in respect of the notes, and we make no representation regarding the actual amounts of payments that will be made on a note.

     If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to Non-U.S. Holders.”

     You are urged to consult your own tax advisors regarding all aspects of the U.S. federal income tax consequences of investing in the notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Annex A

The Underlying Index

     The Nikkei 225 Index. The Nikkei 225 Index is described under the heading “Underlying Indices and Underlying Index Publishers Information— Nikkei 225 Index” in the prospectus supplement for capital protected notes.

     License Agreement between Nikkei and Morgan Stanley. “Nikkei 225® Index” is a trademark of Nihon Keizai Shimbun, Inc. and has been licensed for use by Morgan Stanley. See “Underlying Indices and Underlying Index Publishers Information—Nikkei 225 Index—License Agreement between Nikkei and Morgan Stanley” in the prospectus supplement for capital protected notes.

     Historical Information. The following tables set forth the published high and low index closing values for the Nikkei 225 Index, as well as end-of-quarter index closing values for each quarter in the period from January 1, 2001 through July 18, 2006. The Nikkei 225 Index closing value on July 18, 2006 was 14,437.24. We obtained the information in the tables below from Bloomberg Financial Markets, without independent verification. The historical values of the Nikkei 225 Index should not be taken as an indication of its future performance.

	High	Low	Period End

2001
First Quarter	14,032.42	11,819.70	12,999.70
Second Quarter	14,529.41	12,574.26	12,969.05
Third Quarter	12,817.41	9,504.41	9,774.68
Fourth Quarter	11,064.30	9,924.23	10,542.62
2002
First Quarter	11,919.30	9,420.85	11,024.94
Second Quarter	11,979.85	10,074.56	10,621.84
Third Quarter	10,960.25	9,075.09	9,383.29
Fourth Quarter	9,215.56	8,303.39	8,578.95
2003
First Quarter	8,790.92	7,862.43	7,972.71
Second Quarter	9,137.14	7,607.88	9,083.11
Third Quarter	11,033.32	9,265.56	10,219.05
Fourth Quarter	11,161.71	9,614.60	10,676.64
2004
First Quarter	11,770.65	10,365.40	11,715.39
Second Quarter	12,163.89	10,505.05	11,858.87
Third Quarter	11,896.01	10,687.81	10,823.57
Fourth Quarter	11,488.76	10,659.15	11,488.76
2005
First Quarter	11,966.69	11,238.37	11,668.95
Second Quarter	11,874.75	10,825.39	11,584.01
Third Quarter	13,617.24	11,565.99	13,574.30
Fourth Quarter	16,344.20	13,106.18	16,111.43
2006
First Quarter	17,059.66	15,341.18	17,059.66
Second Quarter	17,563.37	14,218.60	15,505.18
Third Quarter (through
July 18, 2006)	15,638.50	14,437.24	14,437.24

A-1